Exhibit 21.1

ORGENESIS INC.

List of Subsidiaries

●	Orgenesis Korea Co. Ltd.

●	Orgenesis Belgiuim SRL

●	Orgenesis Ltd.

●	Orgenesis Maryland Inc.

●	Orgenesis Switzerland Sarl

●	Orgenesis Biotech Israel Ltd.

●	Koligo Therapeutics Inc.